Contact

www.linkedin.com/in/sallyghaly
(LinkedIn)

Top Skills

Drama
Broadcasting
Scriptwriting

Languages

Arabic (Limited Working)
Spanish (Elementary)
Portuguese (Elementary)
English (Native or Bilingual)
French (Professional Working)
Italian (Elementary)

Sally Ghaly

Producer & Founder, Madcap Pictures
London, England, United Kingdom

Summary

A 1st generation Egyptian-American producer and strategist with 15 years of international experience across the media and entertainment industries. With expertise covering content and brand strategy, acquisitions and co-commissions, development, physical production and screenwriting, I aim to leverage my broader understanding of the media landscape along with practical and creative applications to deliver impactful storytelling across film and television.

Experience

Madcap Pictures

Producer & Founder
October 2025 - Present (1 year)

Madcap Pictures is a production banner specializing in content that falls just left of center. Leaning towards high-concept projects across sci-fi, fantasy, and comedy genres, we focus on developing bold, fresh voices that deliver premium storytelling. Our scope includes original content development, end-to-end production services, and script development offerings, with a focus on fostering up-and-coming talent. Our playful, collaborative approach is paired with a strategic mindset that considers Day 100 from Day 1, in order to deliver impactful stories that connect with audiences worldwide.

Hero Squared

4 years 7 months

Development Producer
September 2024 - September 2025 (1 year 1 month)
Greater London

Managed the growth of Hero Squared's original content development slate while continuing to work across production services, co-productions & producers for hire projects in the UK, Hungary & CEE Region.

Production Executive
March 2021 - September 2024 (3 years 7 months)

Budapest, Hungary

My work covered a wide range of functions, touching on the full life-cycle of a project, from content development to post-production. I regularly engaged with crew members and HODs in all departments, in addition to studio executives, talent, and additional partners. Outside of production, I contributed to various aspects of the business, including business development, CRM, and marketing. Within production, I prepared breakdowns, budgets, and financing applications for projects ranging from $50k to $50 million. I also oversaw the initial hiring of crew in pre-prep periods, while taking on various roles during shooting as needed, with a focus on coordination, management, and producing.

Projects (Announced):
The Third Parent (HanWay, Bleecker Street, 2027)
Dust Bunny (Entertainment One, Roadside Attractions, 2025)
Ok Go! "Love" (2025) - GRAMMY-Nominated
Fallen (Silver Reel, Night Train Media, 2024) - INTERNATIONAL EMMY-Winning
Oxana (Goodfellas, 2024)
Love on the Right Course (Hallmark, 2024)
Knights of the Zodiac (Sony, 2023)
Blade of the 47 Ronin (Universal, 2022)
Infinity Pool (Neon, 2022)
The Lair (Highland Film Group, 2022)
R.I.P.D. 2: Rise of the Damned (Universal, 2022)
The Munsters (Universal, 2022)

Software:
Movie Magic Budgeting
Final Draft
Scenechronize
Croogloo
DPO

Yūgen Earthside
1 year 8 months

Content Contributor
January 2021 - February 2022 (1 year 2 months)
Remote

Contributed several travel-related blog posts through the lens of sustainability, applying my own knowledge and first-hand experience as an avid traveler of 60+ countries.

Content Strategy & Business Development Intern
July 2020 - December 2020 (6 months)
Paris, Île-de-France, France

- Developed internal business development tools, including customer and supplier journey mapping and a supplier pitch deck, to aid in lead generation and retention.
- Established content strategy by creating templates for country guides and blog posts to allow for easy and consistent implementation, while personally writing and contributing content.

HEC Paris
MBA Candidate
2019 - 2021 (2 years)
Paris, Île-de-France, France

Nickelodeon
Content Management & Acquisitions Coordinator
August 2015 - March 2018 (2 years 8 months)
Greater New York City Area

-Updated and maintained internal database which hosts episodic metadata and information regarding overarching programming strategies.
-Communicated regularly with local programmers to collect channel plans for upcoming and current series launches, season launches, stunts and tentpoles, on an ad hoc basis.
-Requested and compiled translations of key Consumer Products and Publishing terms and phrases from local language operations teams.
-Oversaw the international titling and trademarking for all output and acquired properties, by coordinating with local Language Operations teams and the IP & Litigation team.
-Coordinated with Production liaisons to develop dubbing bibles for upcoming property launches.
-Recorded, analyzed and reviewed incoming pitch materials, while noting current market trends.
-Compiled the most up-to-date scheduling and ratings data from local programmers and internal Research, to share with our distributors on a quarterly basis.

-Managed solely the interviewing, hiring, and daily management of departmental interns.

VH1

Brand Marketing Intern

September 2014 - December 2014 (4 months)

The Brand Marketing team at VH1 is a new department that formed approximately four months before my internship began. The team analyzed marketing campaigns from a 360 degree approach.

One of my largest responsibilities was chronologically organizing all marketing elements for a show or tentpole's campaign into a timeline. In addition to providing me with a better understanding of how the Social, Consumer Marketing, Digital, On-Air Promos, and Press departments worked together on a single campaign, the timelines I created also provided the Brand Marketing team with a detailed document that could be used to easily reference and analyze their campaign strategies.

In addition to the above task, which I was able to complete for four properties, I also took on several large competitive research analysis projects. In these completed assignments, I was able to concisely present the objectives, findings, comparative analysis, recommendations and conclusions of my research by consolidating all of the information into Power Point decks. These decks can be used by the Brand Marketing team internally, in order to continue to incorporate innovative ideas into their campaign strategies.

Nickelodeon

International Programming and Acquisitions Intern

January 2014 - August 2014 (8 months)

At Nickelodeon, I regularly worked on a variety of tasks. I often created dubbing bibles for international regions using information provided by positioning documents, the show's Creative elements, and the production team. I consistently updated delivery dates, episode titles, and episode descriptions on the internal database using delivery schedules, and also regularly coordinated with international regions to develop translation documents. Other less frequent tasks included, helping to develop possible programming stunts, assisting in preparation for the Kid's Choice Awards, and judging hundreds of video submissions for a competition leading up to the Nickelodeon Slime Cup.

In my second semester with the company, I began to work more with the Acquisitions department by reading and watching pitches and providing a brief description and opinion. In addition, I also began to assist the International Marketing department, creating several International Property Management (IPM) Decks, which detailed campaign strategies for shows launching on Nickelodeon's international channels.

13 Films

International Distribution and Aquisitions Intern

May 2014 - May 2014 (1 month)

Cannes, Provence-Alpes-Côte d'Azur, France

I interned at the 2014 Cannes Film Festival via The American Pavilion's internship program, through which I was paired with 13 Films (International Film Distribution).

For the full duration of the festival, I managed the 13 Films booth in the market. I scheduled meetings with potential international buyers and created a document to collect important notes for each meeting. In addition, I also accepted pitches and reviewed materials for which I provided coverage. My knowledge of the French language allowed me to better assist in all of my duties.

Cosmopolitan Magazine

8 months

Adversiting Sales and Integrated Marketing Intern

September 2013 - December 2013 (4 months)

For the Advertising Sales department, I regularly assisted sellers in conducting market and competitive research, the findings of which were then utilized in meetings with potential clients. In addition, I also documented and sent beauty and fashion credits from the latest issue to clients.

For the Integrated Marketing department, I often helped coordinate with caterers, sponsors, and other organizations for special events, and also worked at the events themselves.

For both teams, I was also allowed and encouraged to help brainstorm ideas to present to clients. My understanding of the millennial generation enabled me to provide insightful feedback regarding the publication's, and the client's, target market, which benefited the brainstorming process.

Accessories Intern

May 2013 - August 2013 (4 months)

As an Accessories intern, on a daily basis I assisted editors and stylists in the organization and presentation of merchandise and interacted with public relations firms and designer studios when managing sample-trafficking. I was also asked to provide feedback on several upcoming fashion stories and spreads, which often influenced the stylists' decisions. My impressive organizational skills helped maintain a neat and orderly fashion closet necessary for preventing mistakes in the documentation of credits and return of samples. In addition, my sense of urgency and malleability in new situations, allowed for time-sensitive tasks to be completed quickly and efficiently.

By the end of my internship, I developed a comprehensive knowledge of a variety of well-known and lesser known brands and designers, as well as the relationship between magazines and designers, and how magazines operate more generally.

Seventh House PR / Showroom Seven

Public Relations Intern

May 2013 - August 2013 (4 months)

New York City Metropolitan Area

PressConcept.com

Public Relations Extern

January 2013 - May 2013 (5 months)

Paris, Île-de-France, France

Vogue

Fashion Intern

September 2012 - December 2012 (4 months)

Education

HEC Paris

Master of Business Administration - MBA, Concentrations in Entrepreneurship, Strategy & Innovation · (2019 - 2021)

London Film School

MA Screenwriting · (2023 - 2024)

London Business School

Master of Business Administration - MBA, Foreign Exchange Fall 2020 · (2020 - 2020)

New York University Gallatin School of Individualized Study

Bachelor’s Degree, Media and Cultural Studies; Minor in the Business of Entertainment, Media and Technology · (2011 - 2015)